SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-23512

                           NOTIFICATION OF LATE FILING

             (Check One): |_| Form 10-KSB |_| Form 11-K |_| Form 2-F
                          |X| Form 10-QSB |_| Form N-SAR

                      For Period Ended: September 30, 2003

      |_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR
                       |_| Transition Report on Form 11-K

               For Transition Period Ended: ______________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

                         Part I. REGISTRANT INFORMATION

Full name of registrant: BIOCORAL, INC.

Former name if applicable: ______________________

Address of principal executive office (Street and number): 38 rue Anatole France

City State and Zip Code: 92594 Levallois Perret Cedex, France

                                    PART II.
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject quarterly report on Form 10-QSB, will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

                                    PART III.
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is unable to file the subject report in a timely manner because the Registrant was not able timely to complete its financial statements without unreasonable effort or expense.

                                    PART IV.
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Nasser Nassiri                         011-33-14-757-9843
             (Name)                       (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 BIOCORAL, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 15, 2003              By :  /s/ Nasser Nassiri
                                            ------------------------------------
                                            Nasser Nassiri, President